UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☐  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☒  Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐  Form N-CSR

For Period Ended:    September 30, 2011

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Neogenix Oncology, Inc.

Full Name of registrant

Not Applicable

Former Name if Applicable

15010 Broschart Road, Suite 270

 Address of Principal Executive Office (Street and Number)

Rockville, Maryland  20850

City, State and Zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In October 2011, Neogenix Oncology, Inc. (the “Company”) received an inquiry from the Securities and Exchange Commission requesting the Company to voluntarily provide information regarding payments made by it to third parties in connection with the sale of its common stock. The Securities and Exchange Commission has not provided the Company with notice asserting that any violations of the securities laws have occurred. The Company intends to fully cooperate with the inquiry by the Securities and Exchange Commission.

As the Company has disclosed in prior filings with the Securities and Exchange Commission, the Company has made payments to third parties who have acted as finders in connection with the sale of shares of our common stock. Following the receipt of the inquiry letter, the Company began an internal investigation to collect information regarding these third party payments made in connection with the sale of shares of its common stock. The Company is also attempting to determine whether those third parties were required to be licensed as broker-dealers  to provide those services in any of the states in which investors resided and whether they had such licenses, and if any federal or state securities laws may have been violated as a result of any such actions. While the Company’s investigation is ongoing, its preliminary assessment is that finders fees were made to some persons whom the Company has not been able to confirm were registered as broker-dealers or otherwise licensed under applicable state law and who may have been required to be so registered or licensed, and that at least some investors who purchased shares of common stock in transactions in which finders fees were paid may therefore have the right to rescind their purchases of shares, depending on applicable federal and state laws and subject to applicable defenses, if any. If that is the case, and depending upon the number of shares that may be subject to such rescission rights, then the Company may determine that certain of its previously issued financial statements should no longer be relied upon and that a restatement of certain of such financial statements may be required (to reclassify some of the Company’s outstanding equity as indebtedness), and may result in the Company’s independent registered public accounting firm expressing doubt regarding the Company’s ability to continue as a going concern in future reports accompanying its audited financial statements. The Company has not yet made any such determination.

Until the Company’s internal investigation is completed and the Company has determined if any of its previously issued financial statements must be restated, the Company is unable to complete the preparation of its financial statements for the quarter ended September 30, 2011, and the Company’s existing independent registered public accounting firm is unable to complete its review of such financial statements because the Company’s internal investigation is ongoing.

In addition, the Company intends to retain an external experienced team in managing such accounting issues to assist the Company in evaluating the accounting implications of such SEC inquiry for the quarter ended September 30, 2011. Since the Company has not employed a full time Chief Financial Officer since May 2011, when it retained an experienced external financial advisor to manage the accounting function, it intends to continue to rely upon experienced external financial advisors.

Accordingly, the Company is not currently in a position to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, and the filing of such Form 10-Q is being delayed.  The Company is unable to predict at this time when it will be able to file such form 10-Q, though it intends to do so as soon as practicable.

PART IV - OTHER INFORMATION

(l)	Name and telephone number of person to contact in regard to this notification

Philip M. Arlen, MD	(301)	917-6880
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

 Yes ☒    No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☐    No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.\\

Neogenix Oncology, Inc.

(Name of Registrant as Specified in Charter)

  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2011		/s/ Philip M. Arlen, MD
		By:	Philip M. Arlen, MD
		Title:	Chief Executive Officer